EXHIBIT 10.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT, dated as of this 3rd day of June, 2016, by and between UNITED BANKSHARES, INC., a West Virginia corporation and registered bank holding company (the “Holding Company”), UNITED BANK, a commercial bank chartered under the laws of the Commonwealth of Virginia (the “Bank”) and MICHAEL P. FITZGERALD (the “Executive”).

WHEREAS, the Executive was a key executive of Bank of Georgetown, a District of Columbia chartered commercial bank; and

WHEREAS, Bank of Georgetown merged with (or will merge as of the date first above written) and into Bank (the “Merger”) pursuant to the Agreement and Plan of Reorganization dated November 9, 2015, by and between the Holding Company and Bank of Georgetown (the “Merger Agreement”), and the Merger became or will become effective at the time and in the manner set forth in the Merger Agreement (the “Effective Time”); and

WHEREAS, it has been the desire of the Bank to have the benefit of Executive’s continued loyalty and service from and after the Effective Time, and Bank now desires to continue to have the benefit thereof, from and after the date of this Agreement first above written; and

WHEREAS, the Executive wishes to continue in the employ of the Bank, subject to the conditions set forth herein; and

WHEREAS, the Executive entered into an Employment Agreement with Bank of Georgetown as of February 2, 2004, which Employment Agreement was amended by a First Amendment dated December 24, 2015 (said Employment Agreement and First Amendment are sometimes hereinafter referred to as the “Former Employment Agreement”); and

WHEREAS, the Bank and the Executive wish to set forth the terms and conditions for the remainder of the period of employment until its termination on June 1, 2018, and to set forth certain covenants and agreements to survive thereafter, by Amending and Restating the Former Employment Agreement in full as set forth herein.

NOW THEREFORE WITNESSETH:

In consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1. Effect of Merger on This Amended and Restated Employment Agreement and on the Former Employment Agreement. Executive and Bank, as successor by merger to Bank of Georgetown, acknowledge and agree that, from and after the Effective Time, this Amended and Restated Employment Agreement, upon its effective date, shall immediately and fully, amend and restate, and fully supersede, the Former Employment Agreement, provided that in the event that the Merger does not occur for any reason, this Amended and Restated Employment Agreement will automatically become null and void, and neither party shall be required to perform any duties or obligations set forth herein.

2. Employment and Duties. The Executive shall continue to be employed by the Bank from and after the date first above written, during the Term set forth in Section 3, as Vice Chairman of Bank (the “Position”) on the terms and subject to the conditions of this Agreement. Executive shall also, if so elected, serve as Vice Chairman of the Board of Directors of the Bank and as a Director of the Holding Company. The Executive accepts such employment and agrees to perform the duties and responsibilities consistent with the Position. The Executive agrees to devote the necessary time and attention to the discharge of such duties and responsibilities relating to the Position. Although the Executive’s principal residence is in the State of Florida, he agrees that he will make himself available at such times as the Bank may reasonably request.

3. Term. The Term of this Agreement is effective as of the date first above written, and will continue through June 1, 2018, (the “Term”) unless earlier terminated as hereinafter provided.

4. Compensation.

(a) Base Salary. The Bank shall pay the Executive an initial annual base salary of Three Hundred Thousand Dollars ($300,000.00), subject to all applicable withholdings, and subject to periodic review (at least annually) by the Board of Directors of the Bank, the Holding Company, or its Compensation Committee or designees, for consideration of increases (but not decreases). In reviewing adjustments to base salary, the Board of Directors of the Bank, the Holding Company or its Compensation Committee or designees, shall consider relevant market data, as determined in its sole discretion, the performance of the Bank, and the Executive’s performance. The base salary shall be paid to the Executive in accordance with established payroll practices of the Bank (but no less frequently than monthly).

(b) Incentive Pay. In addition to the base salary herein provided for, Executive shall be entitled to receive incentive compensation from Holding Company or Bank in accordance with plans adopted by their Boards of Directors, subject to recommendations and approvals from senior management and the Bank’s Compensation Committee, and such incentive compensation if not deferred by Executive pursuant to any deferral election which may be available to Executive under any plan adopted by Holding Company or Bank (if any), shall be paid with respect to services rendered by Executive in any year no later than the fifteenth day of the third month of the following year. Notwithstanding the foregoing, Bank and Executive agree that Executive has not received and is not entitled to receive any payment of incentive pay during the calendar year 2016, but shall be entitled to receive incentive compensation from Holding Company or Bank in accordance with plans adopted by their Boards of Directors, subject to recommendations and approvals from senior management and the Bank’s Compensation Committee, beginning with services provided in 2016, with payment of such incentive pay, if any, no later than the fifteenth day of the third month of the year next following.

(c) Retention Bonus. As an incentive for retention of Executive hereunder, the Holding Company and Bank agree to pay to Executive as a Retention Bonus, payable upon termination and separation from service of Executive as an employee, from Bank and its affiliates, the sum of Seven Hundred Thirty Nine Thousand Two Hundred Dollars ($739,200) payable in equal installments, over a period of twenty-three months beginning thirteen months after such date of separation from service, (all subject to Section 18,) and payable in such frequency as Base Salary was being paid to Executive immediately prior to the date of such termination and separation from service, all provided that such Retention Bonus shall vest on June 3, 2017 and, if the Executive shall terminate his employment without Good Reason or his employment hereunder shall be terminated for Cause, prior to June 3, 2017, then such Retention Bonus shall be forfeited in its entirety by Executive and no such Retention Bonus shall be due and payable to Executive under this Agreement.

(d) Stock Compensation. The Executive shall be eligible to participate to the extent and in the manner provided and to receive stock options, restricted stock, stock appreciation rights or other awards under any Long-Term Incentive Plan of the Holding Company, if any, in accordance with the terms of such plan, as the Board of Holding Company, or the Compensation Committee of Holding Company may determine, and which terms may be modified in the discretion of the Board of Holding Company, or the Compensation Committee of Holding Company. Notwithstanding the foregoing, Bank and Executive agree the Executive was not eligible to receive such stock options, restricted stock, stock appreciation rights or other awards in 2016, based upon services rendered in 2015, and shall only be eligible to receive stock options, restricted stock, stock appreciation rights or other awards of any Long-Term Incentive Plan of the Company, if any, in accordance with the terms of such plan, as the Board of Holding Company, or the Compensation Committee of Holding Company may determine, and which terms may be modified in the discretion of the Board of Holding Company, during calendar year 2016 at the earliest.

(e) Bank of Georgetown Stock Grants Prior to Effective Time. In any event, with respect to any shares of stock of Bank of Georgetown awarded to Executive under an incentive plan or plans, if any, of Bank of Georgetown, and vested prior to the Effective Time, this Agreement shall have no effect on (i) the ownership rights, if any, of Executive with respect thereto, and (ii) the rights, if any, of Executive to receive the Merger Consideration therefor, as defined in the Merger Agreement.

5. Benefits.

(a) Fringe Benefits. The Bank shall afford to Executive and his family the benefit of all fringe benefits afforded to other Holding Company or Bank officers, such as participation in the United Bankshares, Inc. Savings and Stock Investment Plan, life insurance, health and accident insurance benefits, under the terms and conditions of such plans, and on a basis that is the same as the class of employees that includes the Executive.

(b) Automobile. The Bank shall provide the Executive with either use of a Bank owned automobile or a reasonable monthly automobile allowance on terms comparable to similarly situated Bank executives, during the Term of this Agreement, subject to periodic review for adjustments in the discretion of the Bank. The reimbursement of an eligible expense shall be made by Bank as soon as practicable after such expense is incurred and substantiated by Executive and otherwise in accordance with Section 18(d) of this Agreement.

(c) Business Club Membership. Bank shall pay for, or reimburse Executive for payment of, membership of Executive in a business club, in the geographic area of Bank during the Term. The reimbursement of an eligible expense shall be made by Bank as soon as practicable after such expense is incurred and substantiated by Executive and otherwise in accordance with Section 18(d) of this Agreement.

(d) Business Expenses. Bank shall reimburse Executive for all reasonable expenses incurred by Executive in carrying out his duties and responsibilities, all provided such expense is incurred by Executive during the Term or any renewal Term, if any, of this Agreement and prior to Separation from Service. The reimbursement of an eligible expense shall be made by Bank as soon as practicable after such expense is incurred and substantiated by Executive and otherwise in accordance with Section 18(d) of this Agreement.

(e) Five Weeks’ Vacation. During the Term, the Executive is entitled to up to five (5) weeks paid vacation in any calendar year (prorated in any calendar year including but not limited to 2016 during which the Executive is employed for less than all of the year). The parties understand that the Executive will be a resident of the State of Florida and agree that he will not be treated as on vacation when he is performing services for the Bank while in Florida.

6. Termination of Employment.

(a) Death or Incapacity. The Executive’s employment under this Agreement shall terminate automatically upon the Executive’s death or Incapacity.

(b) Voluntary Resignation without “Good Reason.” The Executive may voluntarily terminate employment without “Good Reason” (as “Good Reason” is defined under Section 6(d) below,) under this Agreement on written notice at any time.

(c) Termination by Bank With or Without Cause. The Bank may terminate the Executive’s employment on written notice during the Term. Termination for “Cause” shall include termination for: (i) material breach of this Agreement by Executive; (ii) intentional nonperformance or misperformance of such duties, or refusal to abide by or comply with the reasonable directives of his superior officers, or the Bank’s policies and procedures; (iii) Executive’s abuse of alcohol or drugs (legal or illegal) that substantially impairs Executive’s ability to perform his duties under this Agreement; (iv) Executive’s gross negligence in the performance of his material duties under this Agreement; (v) Executive’s willful dishonesty, fraud or willful misconduct with respect to the business or affairs of the Bank, that materially and adversely affects the Bank; (vi) the Executive’s conviction of a felony, fraud, or crime involving moral turpitude; or (vii) the commission of any act in direct or indirect competition with or materially detrimental to the best interests of Bank that is in breach of Executive’s fiduciary duties of care, loyalty and good faith to Bank.

Cause will not, however, include any actions or circumstances constituting Cause under (i), (ii), (iii) or (iv) above if Executive cures such actions or circumstances within 30 days of receipt of written notice from Bank setting forth the actions or circumstances constituting Cause. In the event Executive’s employment under this Agreement is terminated for Cause, Executive shall thereafter have no right to receive compensation or other benefits under this Agreement.

(d) Termination by Executive for Good Reason. The Executive may terminate employment for “Good Reason,” which for purposes of this Agreement shall mean:

(i) the assignment to the Executive of continued duties materially inconsistent with the Executive’s Position, authority, duties or responsibilities as set forth in the Agreement; or

(ii) the relocation of the Executive to any other primary place of employment that is located more than fifty (50) miles from the Executive’s assigned place of employment as of the Effective Time, without the Executive’s express written consent to such relocation; or

(iii) without the Executive’s consent, a material reduction of the Executive’s then-current annual base salary or Executive’s health, welfare and retirement benefits hereunder; provided, however, this subsection (iii) shall be inapplicable in the event substantially similar reductions are being made with respect to all executive officers of the Bank; or

(iv) a material breach of this Agreement by the Bank.

As a condition to the Executive’s assertion of Good Reason as a basis for terminating employment, the Executive must first have provided written notice to the Bank within ninety (90) days after the initial occurrence of any of the foregoing events, and the Bank must have failed to remedy the condition.

Notwithstanding the foregoing, the Executive’s purported termination of employment for Good Reason shall not be effective if Cause for termination of the Executive’s employment by the Bank then exists.

In addition, the parties acknowledge and agree that Executive’s waiver of the right to assert “Good Reason” termination, as set forth in that certain Waiver dated December 24, 2015 by and between Bank of Georgetown, predecessor by merger to Bank, Holding Company and Executive (the “Waiver”), based on any difference between this Agreement and the Former Employment Agreement shall survive the execution of this Agreement, shall survive any termination of this Agreement and shall remain in effect at all times.

7. Obligations Upon Termination.

(a) Voluntary Resignation by Executive without “Good Reason,” Death, Incapacity or Termination by Bank Without Cause or by Executive for Good Reason.

(i) Death or Incapacity. In the event of the separation from service and termination of employment of Executive by death or Incapacity, Bank shall have no further obligation hereunder other than the payment to the Executive or his estate, as the case may be, of (1) any unpaid Base Salary for the time worked through the date of termination payable in a lump sum as soon as administratively feasible following termination, (2) the Retention Bonus as set forth under Section 4(c) of this Agreement, regardless of whether such termination takes place before, on, or after June 3, 2017, and (3) any benefits due and owing pursuant to the terms of any plans, policies or programs, payable when otherwise due.

(ii) Termination by Bank Without Cause or by Executive for Good Reason. In the event of separation from service and termination of Executive due to (a) resignation by Executive for Good Reason, or (b) termination of Executive’s employment by Bank or Holding Company without Cause, then Bank shall continue to be obligated to pay Executive (in addition to the Retention Bonus as set forth in Section 4(c) regardless of whether such termination occurs before, on, or after June 3, 2017):

(1) his Base Salary for the remainder of the Term, at the same time and in the same installments as Executive would have received if Executive had not Separated from Service, and

(2) also, for the remainder of the Term, an amount payable semi-monthly equal to the full semi-monthly cost (including COBRA administrative fees, if applicable) for continued health care (medical, dental and vision) coverage (“Continued Health Coverage”) under the current or any successor health plan provided by Holding Company or Bank to its employees (the “United Health Plan”) (with the Executive eligible to elect any health plan option for the Executive and the Executive’s spouse and dependents that is then available under the United Health Plan,) all subject to Section 18, and all provided that Executive signs the Release attached as Exhibit A, in a timely fashion so that such Release is signed and not be revoked (“becomes effective”) within sixty (60) days after termination of employment, and in the event that Executive does not sign said Release and it does not become effective (is not revoked) within said time period, said payments of Base Salary and such payments for Continued Health Care shall cease on the date that is sixty (60) days after said termination and Bank and Holding Company shall have no further obligation hereunder.

(iii) Termination by Bank for Cause or by Executive by Voluntary Resignation without Good Reason. If the Executive’s employment is terminated by Bank for Cause, or by Executive by Voluntary Resignation without “Good Reason,” this Agreement shall terminate without any further obligation of the Bank to the Executive other than the payment to the Executive of (1) any unpaid Base Salary for the time worked through the date of termination payable in a lump sum as soon as administratively feasible following termination, (2) the Retention Bonus as set forth under Section 4(c) of this Agreement, if such termination takes place on or after June 3, 2017 and such Retention Bonus is thereby vested, and (3) any benefits due and owing pursuant to the terms of any plans, policies or programs, payable when otherwise due.

(b) Non-Competition for Separation from Service for Any Reason. Notwithstanding the foregoing, all such payments and benefits under Section 7(a), and Section 4(c), if any, otherwise continuing for periods after the Executive’s separation from service (other than for ‘Cause’) shall cease to be paid, and the Bank shall have no further obligation due with respect thereto, in the event the Executive engages in “Competition” or makes any “Unauthorized Disclosure of Confidential Information,” as defined below, or otherwise engages in any other activity prohibited in this Section 7. If Executive separates from service for any reason or no reason before June 1, 2018, the Executive agrees that the Executive will not engage in Competition for a period equal to twelve (12) months after the Executive’s employment with the Bank ceases. For purposes hereof, “Competition” means the Executive’s performing duties that are the same as or substantially similar to those duties performed by Executive for the Bank within the twenty-four (24) months prior to the cessation of his employment, as an officer, a director, an employee, a partner or in any other capacity, within twenty-five (25) miles of the headquarters or any branch office of the Bank as they exist as of the date Executive’s employment ceases, if those duties are performed for a business that is the same as or substantially similar to the business in which the Bank was engaged at the time Executive’s employment ceases.

(c) Non-Piracy. In exchange for the benefits promised in this Agreement and other valuable consideration, the Executive agrees that for a period equal to twelve (12) months after his employment ceases for any reason, he will not, directly or indirectly, solicit, divert from the Bank or do business with any depositors or other customers of the Bank with whom he had material contact during the last twenty-four (24) months of his employment or about whom he obtained any information while acting within the scope of his employment during the last twenty-four (24) months of employment, if the purpose of such solicitation, diversion or transaction is to provide products or services that are the same as or substantially similar to those offered by the Bank at the time Executive’s employment ceases. “Material contact” means that Executive personally communicated with the Customer, either orally or in writing, for the purpose of providing, offering to provide or assisting in providing products or services of the Bank. “Customer” means any person or entity with whom the Bank had a depository or other contractual relationship, pursuant to which the Bank provided products or services within twenty-four (24) months of the cessation of Executive’s employment.

(d) Non-Solicitation for Hire. If Executive separates from service for any reason or no reason before June 1, 2018, in exchange for the benefits promised in this Agreement and other valuable consideration, the Executive agrees that for a period of twelve (12) months after his employment ceases, for any reason, he will not, directly or indirectly, hire or solicit for hire or induce any person to cease their employment with the Bank, if the purpose is to compete with the Bank.

(e) Limitation. Nothing in Section 7(b) or (c) shall prohibit Executive from working in any role or engaging in any job or activity that can reasonably be construed to be non-competitive with the Bank.

(f) Unauthorized Disclosure. For purposes of this Section 7, “Unauthorized Disclosure of Confidential Information” means the use or disclosure of information in violation of Section 8 of this Agreement.

(g) Remedies. The Executive acknowledges that the covenants set forth in Section 7 of this Agreement are just, reasonable, and necessary to protect the legitimate business interests of the Bank. The Executive further acknowledges that if the Executive breaches or threatens to breach any provision of Section 7, the Bank’s remedies at law will be inadequate, and the Bank will be irreparably harmed. Accordingly, the Bank shall be entitled to an injunction, both preliminary and permanent, restraining the Executive from such breach or threatened breach, such injunctive relief not to preclude the Bank from pursuing all available legal and equitable remedies. In addition to all other available remedies, if the Executive violates any of the provisions of Section 7, the Executive shall pay all reasonable costs and reasonable attorney’s fees incurred by the Bank in enforcing the provisions of that Section.

(h) Breach Does Not Excuse Performance. Executive agrees that a breach by the Bank of any provision of this Agreement shall not excuse his obligation to adhere to the covenants in Section 7 and shall not constitute a defense to the enforcement thereof by the Bank.

8. Confidentiality. As an employee of the Bank, the Executive will have access to and may participate in the origination of non-public, proprietary and confidential information relating to the Bank and/or its subsidiaries, and the Executive acknowledges a fiduciary duty owed to the Bank and its subsidiaries not to disclose impermissibly any such information. Confidential information may include, but is not limited to, trade secrets, customer lists and information, internal corporate planning, methods of marketing and operation, and other data or information of or concerning the Bank or its customers that is not generally known to the public or generally in the banking industry. The Executive agrees that for a period of five (5) years following the cessation of his employment, he will not use or disclose to any third party any such confidential information, either directly or indirectly, except as may be authorized in writing specifically by the Bank; provided, however that to the extent the information covered by this Section 8 is otherwise protected by the law, such as “trade secrets,” as defined by the Virginia Uniform Trade Secrets Act, or customer information protected by banking privacy laws, that information shall not be disclosed or used for however long the legal protections applicable to such information remain in effect.

Notwithstanding the foregoing, nothing in this Agreement is intended to prohibit the Executive from performing any duty or obligation that shall arise as a matter of law. Specifically, the Executive shall continue to be under a duty to truthfully respond to any legal and valid subpoena or other legal process. This Agreement is not intended in any way to proscribe the Executive’s right and ability to provide information to any federal, state or local agency in response or adherence to the lawful exercise of such agency’s authority. In the event the Executive is requested to disclose confidential information by subpoena or other legal process or lawful exercise of authority, the Executive shall promptly provide the Bank with notice of the same and either receive approval from the Bank to make the disclosure or cooperate with the Bank in the Bank’s effort, at its sole expense, to avoid disclosure.

9. Survival of Provisions. The obligations and covenants of Sections 4(c), 7 and 8 shall survive termination, expiration or nonrenewal of this Agreement.

10. Documents. All documents, records, tapes and other media of any kind or description relating to the business of the Bank or any of its subsidiaries (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of the Bank. The Documents (and any copies) shall be returned to the Bank upon the Executive’s termination of employment for any reason or at such earlier time or times as the Board of Directors of the Bank, or its designee, may specify.

11. Severability. If any provision of this Agreement, or part thereof, is determined to be unenforceable for any reason whatsoever, it shall be severable from the remainder of this Agreement and shall not invalidate or affect the other provisions of this Agreement, which shall remain in full force and effect and shall be enforceable according to their terms. No covenant shall be dependent upon any other covenant or provision herein, each of which stands independently.

12. Modification. The parties expressly agree that should a court find any provision of this Agreement, or part thereof, to be unenforceable or unreasonable, the court may modify the provision, or part thereof, in a manner which renders that provision reasonable, enforceable, and in conformity with the public policy of Virginia.

13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

14. Notices. All written notices required by this Agreement shall be deemed given when delivered personally or sent by registered or certified mail, return receipt requested, to the parties at their addresses set forth on the signature page of this Agreement. Each party may, from time to time, designate a different address to which notices should be sent.

15. Amendment. This Agreement may not be varied, altered, modified or in any way amended except by an instrument in writing executed by the parties hereto or their legal representatives.

16. Binding Effect. This Agreement shall be binding upon the Executive and on the Bank, its successors and assigns effective on the date first above written subject to the approval by the Board of Directors of the Bank. The Bank will require any successor to all or substantially all of the business and/or assets of the Bank to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession had taken place.

17. No Construction Against Any Party. This Agreement is the product of informed negotiations between the Executive and the Bank. If any part of this Agreement is deemed to be unclear or ambiguous, it shall be construed as if it were drafted jointly by all parties. The Executive and the Bank agree that neither party was in a superior bargaining position regarding the substantive terms of this Agreement.

18. Code Section 409A Compliance.

(a) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance thereunder (“Code Section 409A”) or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(b) Neither the Executive nor the Bank shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any matter which would not be in compliance with Code Section 409A.

(c) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. If the Executive is deemed on the date of separation from service with the Bank to be a “specified employee,” within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Bank from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of the Executive’s separation from service or (ii) the date of the Executive’s death. In the case of benefits required to be delayed under Code Section 409A, however, the Executive may pay the cost of benefit coverage, and thereby obtain benefits, during such six-month delay period and then be reimbursed by the Bank thereafter when delayed payments are made pursuant to the next sentence. On the first day of the seventh month following the date of the Executive’s separation from service or, if earlier, on the date of the Executive’s death, all payments delayed pursuant to this Section 18(c) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. If any cash payment is delayed under this Section 18(c), then interest shall be paid on the amount delayed, with such interest to be calculated at the prime rate reported in The Wall Street Journal for the date of the Executive’s termination to the date of payment.

(d) With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Bank’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred.

(e) If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment. In the event any payment payable upon termination of employment would be exempt from Code Section 409A under Treas. Reg. § 1.409A-1(b)(9)(iii) but for the amount of such payment, the determination of the payments to the Executive that are exempt under such provision shall be made by applying the exemption to payments based on chronological order beginning with the payments paid closest in time on or after such termination of employment.

(f) When, if ever, a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within ten (10) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Bank.

(g) Notwithstanding any of the provisions of this Agreement, the Bank shall not be liable to the Executive if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.

19. Regulatory Limitation. (a) Notwithstanding any other provision of this Agreement, neither the Bank nor any subsidiary shall be obligated to make, and the Executive shall have no right to receive, any payment, benefit or amount under this Agreement that would violate any law, regulation or regulatory order applicable to the Bank or the subsidiary at the time such payment is due, including without limitation, any regulation or order of the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve System. In the event any payment, benefit or amount under this Agreement may be payable with regulatory approval, the Bank agrees to take all reasonable steps to obtain such regulatory approval.

(b) No Excess Parachute Payment. It is the intention of the parties that no payment be made or benefit provided to Executive pursuant to this Agreement or otherwise that would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code and any regulations thereunder (“Code Section 280G”), thereby resulting in a loss of an income tax deduction by the Bank or the imposition of an excise tax on Executive under Section 4999 of the Internal Revenue Code. If a final determination from the Internal Revenue Service or a court of competent jurisdiction determines that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits received by the Executive in connection with the change in control, would be nondeductible by the Bank under Code Section 280G, then the Executive’s payments shall be reduced to the greatest amount that would not be subject to the excise tax if, after taking into account applicable federal, state, local and foreign income and employment taxes, the excise tax, and any other applicable taxes, the Executive would retain a greater amount on an after-tax basis following such reduction. Any reduction of benefits or payments required to be made under this Section 19(b) shall be taken in the following order: first from cash compensation, on a pro rata basis, and then from stock compensation, on a pro rata basis.

20. Entire Agreement. Except as otherwise provided herein, this Agreement and the Waiver constitute the entire agreement of the parties with respect to the matters addressed herein and it supersedes all other prior agreements and understandings, both written and oral, express or implied, with respect to the subject matter of this Agreement. It is further specifically agreed and acknowledged that, except as provided herein, the Executive shall not be entitled to severance payments or benefits under any severance or similar plan, program, arrangement or agreement of or the Bank for any cessation of employment occurring during the Term of this Agreement.

21. Survivability. The provisions of Section 4(c), the Waiver by Executive referenced in the last paragraph of Section 6, the provisions of Section 7 and the provisions of Section 8 shall survive the termination, expiration or non-renewal of this Agreement.

22. Title. The titles and sub-headings of each Section and Sub-Section in the Agreement are for convenience only and should not be considered part of the Agreement to aid in interpretation or construction.

23. Payment of Legal Fees. All reasonable legal fees paid or incurred by the Executive pursuant to any dispute or question of interpretation relating to this Agreement shall be paid by the Bank, provided that the dispute or interpretation has been resolved in the Executive’s favor pursuant to arbitration or other permitted legal proceeding.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written herein.

UNITED BANK

By:	/s/ James J. Consagra, Jr.
Name:	James J. Consagra, Jr.
Title:	Chief Executive Officer

2071 Chain Bridge Road
Suite 600
Vienna, Virginia 22182

UNITED BANKSHARES, INC.

By:	/s/ Richard M. Adams, Jr.
Name:	Richard M. Adams, Jr.
Title:	President

514 Market Street
Parkersburg, West Virginia 26101

EXECUTIVE:

/s/ Michael P. Fitzgerald
Michael P. Fitzgerald

Address:

EXHIBIT A

GENERAL RELEASE AGREEMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, Michael P. Fitzgerald (“Executive”), hereby irrevocably and unconditionally releases, acquits, and forever discharges United Bank (“the Bank”) and United Bankshares, Inc. (“the Holding Company”) and each of their current and former agents, directors, members, affiliated entities, officers, executives, employees, attorneys, and all persons acting by, through, under or in concert with any of them (collectively “Releasees”) from any and all charges, complaints, claims, liabilities, grievances, obligations, promises, agreements, controversies, damages, policies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any nature whatsoever, known or unknown, suspected or unsuspected, including, but not limited to, any rights arising out of alleged violations or breaches of any contracts, express or implied, or any tort, or any legal restrictions on their right to terminate Executive’s employment, or any federal, state or other governmental statute, regulation, law or ordinance, including without limitation (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; (2) the Americans with Disabilities Act; (3) 42 U.S.C. § 1981; (4) the federal Age Discrimination in Employment Act (age discrimination); (5) the Older Workers Benefit Protection Act; (6) the Equal Pay Act; (7) the Family and Medical Leave Act; and (8) the Executive Retirement Income Security Act (“ERISA”) (“Claim” or “Claims”), which Executive now has, owns or holds, or claims to have, own or hold, or which Executive at any time heretofore had owned or held, or claimed to have owned or held, against each or any of the Releasees at any time up to and including the date of the execution of this General Release Agreement (“Release”).

Executive hereby acknowledges and agrees that the execution of this Release and the cessation of Executive’s employment and all actions taken in connection therewith are in compliance with the Federal Age Discrimination in Employment Act and the Older Workers Benefit Protection Act and that the releases set forth above shall be applicable, without limitation, to any claims brought under these Acts. Executive further acknowledges and agrees that:

(a) This Release given by Executive is given solely in exchange for the consideration set forth in the Employment Agreement between the Bank and Executive to which this Release was initially attached and such consideration is in addition to anything of value which Executive was entitled to receive prior to entering into this Release;

(b) By entering into this Release, Executive does not waive rights or claims that may arise after the date this Release is executed;

(c) Executive has been advised to consult an attorney prior to entering into this Release, and this provision of this Release satisfies the requirements of the Older Workers Benefit Protection Act that Executive be so advised in writing;

(d) Executive has been offered [twenty-one (21)][forty-five (45)] days from receipt of this Release within which to consider whether to sign this Release; and

(e) For a period of seven (7) days following Executive’s execution of this Release, Executive may revoke this Release by delivering or mailing the revocation to the Chief Executive Officer of the Bank and this Release shall not become effective or enforceable until such seven (7) day period has expired.

This Release shall be binding upon the heirs and personal representatives of Executive and shall inure to the benefit of the successors and assigns of the Bank and the Holding Company.

June 3, 2016	/s/ Michael P. Fitzgerald
Date	Michael P. Fitzgerald